Exhibit 99.1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade – NIRE 3330029520-8

Publicly-held Company

Esteemed Shareholders,

Oi S.A. – In Judicial Reorganization (“Company”), pursuant to CVM Instruction No. 481/09 (“ICVM 481”), as amended, discloses to its shareholders and the market in general the summary voting chart from the remote voting bulletin (Bookkeeping Agent) for the purpose of exercising voting rights at the Annual and Extraordinary Shareholders’ Meeting (Assembleia Geral Ordinária e Extraordinária – “AGOE”) to be held on April 30, 2021.

The Company clarifies that the exercise of such voting right via the completion and delivery of a remote voting bulletin does not prohibit attendance at the AGOE and exercise of the vote in-person, in which case the AGOE Board will disregard the remote voting instruction, pursuant to Article 21-W, paragraph 5, item I, of CVM Instruction No. 481.

The Company emphasizes that it will carry out verification of the shareholding position as is customarily conducted for its General Shareholders’ Meetings to confirm the shareholding positions of the shareholders that choose to exercise their vote by completing and delivering a remote voting bulletin, taking into account, for the purpose of computation of such votes, the most recent position of each shareholder as available to the Company (or, if not unavailable, the shareholding position as provided by the depositary agent of the Company’s shares, pursuant to Article 21-T, item II, section "a” of CVM Instruction No. 481).

The Company also warns that the information contained in the summary voting chart (Bookkeeping Agent) published may not represent the results of the votes with respect to the matters that will be submitted for deliberation at the AGOE, according to the Call Notice published on March 30, 2021, considering that such summary voting chart comprises only the votes cast by remote voting.

Rio de Janeiro, April 28, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Summary Voting Chart (Bookkeeping Agent)

Annual and Extraordinary Shareholders’ Meeting – April 30, 2021 at 2 p.m

At the Annual General Meeting:

Company	Oi S.A.
Process Number	3424
Meeting Date	April 30, 2021	Meeting Time	2pm
On-line Voting Start Date	March 31, 2021	On-line Voting End Date	April 23, 2021	* Total number of shares per deliberation" includes all types of shares.
Deliberation Code	Type of Deliberation	Status of the Deliberation	Voting Position	Sheet Code	Sheet Name	Sheet Status	Sheet Vote	Candidate Code	Candidate Name	Candidate Status	Candidate vote	Voting Percentage	Total number of shares ]per deliberation (consolidating all types of shares - including ADRs)	Total number of Common Shares per deliberation	Total number of Preferred Shares per deliberation	other types of shares (Units / PNA, PNB, etc) shareholders must disclose all of the other types of shares and quantities that they own in the other columns.
1	Simple Deliberations	Active	abstain										121,900	121,900	-
1	Simple Deliberations	Active	Approve										147,306,434	147,306,434	-
2	Simple Deliberations	Active	abstain										121,900	121,900	-
2	Simple Deliberations	Active	Approve										147,306,434	147,306,434	-

3	Simple Deliberations	Active	abstain	121,900	121,900	-
3	Simple Deliberations	Active	Approve	147,306,434	147,306,434	-
4	Simple Question	Active	abstain	147,428,334	147,428,334	-
5	Board of Directors election by single sheet	Active	abstain	121,900	121,900	-
5	Board of Directors election by single sheet	Active	Approve	147,306,434	147,306,434	-
6	Board of Directors election by single sheet	Active	abstain	121,900	121,900	-
6	Board of Directors election by single sheet	Active	No	147,306,434	147,306,434	-
7	Board of Directors election by single sheet	Active	abstain	147,428,334	147,428,334	-
9	Simple Question	Active	abstain	147,428,334	147,428,334	-
10	Fiscal Council election by single sheet	Active	abstain	121,900	121,900	-
10	Fiscal Council election by single sheet	Active	Approve	147,306,434	147,306,434	-

11	Fiscal Council election by single sheet	Active	abstain	121,900	121,900	-
11	Fiscal Council election by single sheet	Active	No	147,306,434	147,306,434	-

Distance Voting Ballot´s items:

Item 1 - Analysis of management accounts, examine, discuss and vote on the financial statements for the fiscal year ended on December 31, 2020.

Item 2 - Define allocation of the results of the fiscal year ended December 31, 2020.

Item 3 - Define the amount of overall annual compensation for Company management and Fiscal Council members.

Item 4 - Do you wish to request the adoption of the multiple voting procedure for the election of the Board of Directors, pursuant to article 141 of Law No. 6,404 of 1976? (Shareholders are allowed to request the adoption of the multiple voting process, provided they represent at least 5% of the Company`s voting capital and submit the request up to 48 hours before AGO 2021).

Item 5 - Indication of all nominees that integrate the slate (votes indicated on this field will be disregarded in case a shareholder with voting rights also fills the fields for separate election of the members of the board of directors and if the separate election regarding these fields occur) - Proposta da Administração.

Item 6 - In case one of the running candidates fails to integrate the slate, can the votes regarding your shares still be attributed the chosen slate?

Item 7 - In case of adoption of multiple vote election process, should the votes regarding your shares be distributed in equal percentages for all the members of the slate you have chosen? [In case a shareholder chooses to abstain and the election occurs by the multiple voting process, his vote must be counted as an abstention in the respective resolution.].

Item 8 - Screening of all candidates that compose the slate for the indication of the % (percentage) of votes to be attributed.

Item 9 - In the event of adoption of the multiple vote election process, where the election becomes the individual vote in the candidates and no longer by the vote on the ticket, if one or more candidates which make up the chosen slate cease to be part of it, the votes corresponding to your shares must be distributed in equal percentages to the remaining members of the slate you selected?

Item 10 - Nomination of all nominees that integrate the slate - Proposta da Administração.

Item 11 - In case one of the running candidates fails to integrate the slate, in order to enable the separate election as referred in articles 161, paragraph 4, and 240 of Law No. 6,404, of 1976, should the votes corresponding to your shares still be casted to the chosen slate?

Item 12 - Nomination of candidates for the fiscal council by shareholders with non-voting or restricted voting rights preferred shares.

At the Extraordinary General Meeting:

Company	Oi S.A.
Process Number	3431
Meeting Date	April 30, 2021	Hora Assembleia	2pm
On-line Voting Start Date	March 30, 2021	Data Fim On-line	April 23, 2021	* Total number of shares per deliberation" includes all types of shares.
Deliberation Code	Type of Deliberation	Status of the Deliberation	Voting Position	Total number of shares per deliberation (consolidating all types of shares - including ADRs)	Total number of Common Shares per deliberation	Total number of Preferred Shares per deliberation	other types of shares (Units / PNA, PNB, etc) shareholders must disclose all of the other types of shares and quantities that they own in the other columns.
1	Simple Deliberations	Active	Abster-se	121,900	121,900	-
1	Simple Deliberations	Active	Approve	336,978,613	336,978,613	-

Distance Voting Ballot´s item:

Item 1 - Approval of the Long-Term Incentive Plan based on share issued by the Company for the Chief Executive Officer.